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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                _______________

                                SCHEDULE 14D-9

               Solicitation/Recommendation Statement Pursuant to
            Section 14(d)(4) of the Securities Exchange Act of 1934

                                Amendment No. 1
                                _______________

                              Acuson Corporation
                           (Name of Subject Company)

                              Acuson Corporation
                       (Name of Person Filing Statement)

                        Common Stock, $.0001 Par Value
          (Including the Associated Preferred Stock Purchase Rights)
                        (Title of Class of Securities)


                                   005113105
                     (CUSIP Number of Class of Securities)

                               -----------------

                              Charles H. Dearborn
           Senior Vice President, Human Resources and Legal Affairs
                              Acuson Corporation
                             1220 Charleston Road
                 P.O. Box 7393, Mountain View, CA  94039-7393
                                (650)-969-9112
      (Name, Address and Telephone Number of Person Authorized to Receive
    Notices and Communications on Behalf of the Person(s) Filing Statement)

                               _________________

                                With a copy to:

                              Keith A. Flaum, Esq.
                              Cooley Godward llp
                              3000 El Camino Real
                              Palo Alto, CA  94303
                                 (650) 843-5000

[_] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
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     This Amendment No. 1 amends and supplements the Solicitation/Recommendation
Statement on Schedule 14D-9, originally filed with the Securities and Exchange Commission on October 5, 2000 (the "Schedule 14D-9"), relating to the offer by Sigma Acquisition Corp., a Delaware Corporation (the "Purchaser"), which is a wholly-owned subsidiary of Siemens Corporation, a Delaware corporation ("Siemens"), which is an indirect wholly-owned subsidiary of Siemens Aktiengesellschaft, a corporation formed under the laws of the Federal Republic of Germany ("Siemens AG"), to purchase all of the outstanding shares of common stock, par value $0.0001 per share ("Common Stock"), of Acuson Corporation, a Delaware corporation ("Acuson"), together with the associated rights to purchase shares of Series A preferred stock ("Rights") issued pursuant to the Amended and Restated Rights Agreement, dated as of November 5, 1998, between Acuson and
Fleet National Bank (f/k/a BankBoston, N.A.), as amended (the Common Stock and the Rights together being referred to herein as the "Shares"), at a price of $23.00 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 5, 2000 (the "Offer to Purchase"), a copy of which was filed as Exhibit (a)(4) to the Schedule 14D-9 by incorporation by reference to Exhibit (a)(1) to the Schedule TO of the Purchaser filed on October 5, 2000 (the "Schedule TO"), and in the related
Letter of Transmittal, a copy of which was attached as Exhibit (a)(2) to the Schedule TO:

The Schedule 14D-9 is hereby supplemented and/or amended as provided below.

Item 8.  Additional Information.

     Item 8 of the Schedule 14D-9 is amended by adding the following as a new paragraph at the end of Item 8:

     Acuson and Siemens AG have been notified by the German Federal Cartel Office that they have clearance to proceed with the completion of the Offer and the Merger. The Offer remains conditioned upon, among other things, the expiration or termination of the applicable waiting period under the U.S. Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.


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                                   SIGNATURE

     After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                        Acuson Corporation


                                        By:  /s/  Robert J. Gallagher
                                           ---------------------------------
                                           Robert J. Gallagher
                                           President and Chief Operating Officer


Dated:  October 11, 2000


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